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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                     Commission File No. 0-12406


This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Amgen today, December 17, 2001, and is incorporated by reference into this filing.

The following is the text of questions and answers regarding the Acquisition that Amgen made available on December 17, 2001 at http://amgen.acquisitioninformation.com and, by following the appropriate links,
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on its website at www.amgen.com:
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What is the strategic rationale for this transaction?

This transaction is a strategically compelling combination of two of the world's most successful and fastest growing biotechnology companies. It represents a key step in accelerating Amgen's long-term growth program, establishes immediate leadership in Inflammation, and should enable Enbrel(R) to achieve its full potential.

Why does this transaction make sense for Amgen?  For Immunex?

For Amgen, it will add Enbrel(R) to the company's already impressive portfolio of blockbuster and near-blockbuster drugs; makes it the leader in Inflammation, and will add to its leadership in Nephrology and Oncology; and will substantially enhance the company's discovery research capabilities in proteins and antibodies. It increases Amgen's annual percentage growth rate in product sales to the low 30s from the low 20s, and accelerates its annual growth rate in cash EPS to the mid-20s from the low 20s. For Immunex, it will bring Amgen's experience in bringing successful drugs to market and optimizing their success, ensuring that Enbrel(R) can reach its full potential. It will also add size and scale to support Immunex's groundbreaking work in Inflammation.

How will patients be affected?

Patients will be better served by the integration of these two companies through greater potential for the development of new drugs. In particular, Enbrel(R) users will benefit from the acquisition as Amgen's protein manufacturing expertise will help increase supply of that drug over time.

What is your timeline for regulatory review of the acquisition?

We anticipate regulatory review could be completed by the second quarter of 2002.

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Why are you willing to do a deal that is dilutive?

In 2003, the first full year after acquisition, we expect minor dilution of cash EPS of less than 5%. In 2004, we expect the deal to be accretive.

This document contains forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include those risks that are described in the Important Notice contained on this website and in the Securities and Exchange Commission reports filed by Amgen and Immunex, including their most recent filings on Form 10-Q. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.

Additional Information and Where to Find It
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In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their

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respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
--------------------------
This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Immunex acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product.

Furthermore, Amgen's research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of Amgen's products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of Amgen's products.

In addition, while Amgen routinely obtains patents for Amgen's products and technology, the protection offered by Amgen's patents and patent applications may be challenged, invalidated or circumvented by our competitors.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.

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